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                                                               FILED PURSUANT TO
                                                                  RULE 424(B)(3)
                                                              FILE NO: 333-48418

                    PROSPECTUS SUPPLEMENT DATED MAY 14, 1999
                                       TO
                         PROSPECTUS DATED APRIL 5, 1999

PRESS RELEASE
Media Contact: Demetris Brown, Chief Financial Officer
The Chapman Company
800-752-1013
www.chapmancompany.com

            CHAPMAN HOLDINGS, INC. REPORT FIRST QUARTER '99 EARNINGS

MARYLAND, MAY 14 -- Chapman Holdings, Inc. (NASDAQ:CMAN), a full service brokerage firm headquartered in Baltimore Maryland, today announced record revenues for the first quarter ended March 31, 1999 of $1,723,000 representing a 114% increase over the comparable period during 1998 of $805,000. Revenue growth was led by an 83% increase in municipal underwriting participation, resulting in an increase in commission revenue of $444,000 over the same period during 1998. Additionally, commission and advisory fee revenue gains were realized in the retail brokerage and financial advisory services operations of 55.5% and 31.9% respectively over the prior comparable period.

For the first quarter this year, the firm reported net earnings of $4,000, reflecting business development costs associated with the firm's expansion strategy. The firm reported net earnings of $55,000 or $0.02 per share for the prior comparable period. Per share earnings for the first quarter this year were based on 2,953,622 average common shares outstanding compared to 2,310,697 for the prior comparable period.

Chairman and President, Nathan A. Chapman, Jr., noted the significance of the record quarterly revenues commenting that the company has charted a clear business development strategy linked to growth in all core business areas. Mr. Chapman recently stated, "Given the expansion goals planned for 1999, we are pleased with the progress made to date. Strategic business alliances and investment related special events have strengthened the distribution of services offered by the firm. The first quarter revenue growth is a result of an aggressive business development strategy, additional regional offices, increased trading volume, an expanded distribution channel and investments in key staff and technology."

During the first quarter, Chapman announced an alliance with Aetna Retirement Services, Inc. to include the DEM(TM) Equity Mutual Fund as part of Aetna's product offering. Aetna Retirement Services, Inc. is a major provider of employer-sponsored defined contribution retirement plans, as well as individual annuities and other investment products.

Mr. Chapman said of the alliance with Aetna Retirement Services, Inc., "It is a unique opportunity to be represented by a company with a customer base of nearly 2 million. We will have access to mainstream employer-sponsored pension and retirement plans, annuities and individual retirement accounts. It is an exciting time for our company."


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Baltimore, Maryland based Chapman Holdings, Inc. has satellite offices in
Alabama, California, Colorado, Illinois, Pennsylvania, Tennessee and Texas.

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